Exhibit 3.3

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE
QuidelOrtho Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.The name of the Corporation is QUIDELORTHO CORPORATION.

2.The Registered Office of the Corporation in the State of Delaware is changed to 838 Walker Road, Suite 21-2, Dover, County of Kent, Delaware 19904. The name of the Registered Agent at such address upon whom process against the Corporation may be served is Registered Agent Solutions, Inc.

3.The foregoing change to the Registered Office/Agent was adopted by a resolution of the Board of Directors of the Corporation.

By:
/s/ Phillip S. Askim
Name:	Philip S. Askim
Title:	Secretary